Exhibit 3(ii).1

Amendment to Bylaws

1. Section 3.10 (“Removal”) of the Company’s amended and restated bylaws is amended to read as follows:

3.10 Removal

Any director may be removed, for cause, at any special meeting of stockholders called for that purpose, by the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors.

2. Section 8.2 (“[Amendments] By Stockholders”) of the Company’s amended and restated bylaws is amended to read as follows:

8.2 By Stockholders

These Bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of holders of at least two-thirds ( 2/3) of the shares entitled to vote at any annual meeting of stockholders or at any special meeting of stockholders at which notice of the meeting included a statement or description of the proposed amendment, repeal or adoption of new bylaws.

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